FORM N-8F

[As last  amended in  Release  No.  IC-23786,  effective  June 1, 1999,  64 F.R.
19469.]

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

     [X] MERGER

     [ ] LIQUIDATION

     [ ] ABANDONMENT OF REGISTRATION

          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY

          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)


2. Name of fund: Franklin Floating Rate Trust (the "Fund")


3. Securities and Exchange Commission File No.: 811-08271

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [X] Initial Application            [ ] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          One Franklin Parkway
          San Mateo, CA 94403-1906


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Kristin H. Ives
          Stradley, Ronon, Stevens & Young, LLP
          2600 One Commerce Square
          Philadelphia, PA 19103
          (215) 564-8037

          Lori A. Weber
          Franklin Templeton Investments
          500 East Broward Boulevard., Suite 2100
          Fort Lauderdale, FL 33394-3091
          (954) 847-2283


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Certain accounts, books or other documents of the Fund required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are located at One Franklin Parkway, San Mateo, CA 94403-1906. Other records of the Fund are maintained at the offices of Franklin Templeton Investor Services, LLC, 3344 Quality Drive, P.O. Box 2258, Rancho Cordova, CA 95741-2258 and PFPC Inc., the Fund's former transfer agent, at 4400 Computer Drive, Westboro, MA 01581.

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.


8. Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):

     [ ] Open-end       [X] Closed-end


10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

          The Fund is a statutory trust created under the laws of the state of Delaware.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Franklin Advisers, Inc.
          One Franklin Parkway
          San Mateo, CA 94403-1906

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Franklin/Templeton Distributors, Inc.
          One Franklin Parkway
          San Mateo, CA 94403-1906


13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     [ ] Yes    [X] No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-______

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes       [ ] No

          If Yes, state the date on which the board vote took place: At a meeting held on December 6, 2004, the Board of Trustees of the Fund approved (i) the acquisition of substantially all of the assets of the Fund (the "Reorganization") by Franklin Investors Securities Trust (the "Trust"), on behalf of one of its series, Franklin Floating Rate Daily Access Fund (the "Daily Access Fund"), (ii) an agreement and plan of reorganization, (iii) the preparation and filing of proxy materials for a meeting of shareholders, and (iv) the designation of proxies for such meeting of shareholders.

          If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes       [ ] No

          If Yes, state the date on which the shareholder vote took place:
          May 26, 2005

          If No, explain:


II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes    [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          On May 26, 2005, the shareholders of the Fund approved an Agreement and Plan of Reorganization (the "Plan") between the Fund and the Trust, on behalf of Daily Access Fund. Pursuant to the Plan, on June 2, 2005 (the "Closing Date"): (i) the Trust, on behalf of Daily Access Fund, acquired substantially all of the property, assets and goodwill of the Fund (as more fully described below) in exchange solely for full and fractional shares of beneficial interest, par value $0.01 per share, of Daily Access Fund - Class A Shares (the "Daily Access Fund Shares"); and (ii) the Daily Access Fund Shares were distributed to the shareholders of the Fund according to their respective interests.

          In consideration of the delivery by the Trust, on behalf of Daily Access Fund, of the Daily Access Fund Shares, the Fund conveyed, transferred and delivered to the Trust, on behalf of Daily Access Fund, on the Closing Date, all of the Fund's then existing assets, free and clear of all liens, encumbrances, and claims whatsoever (other than shareholders' rights of redemption, if any), except for cash, bank deposits or cash equivalent securities in an estimated amount necessary to: (i) pay the costs and expenses of carrying out the Plan; (ii) discharge its unpaid liabilities on its books on the Closing Date; and (iii) pay such contingent liabilities as the Board of Trustees of the Fund reasonably deems to exist against the Fund, if any, on the Closing Date. The Fund also retained any and all rights that it may have over and against any person that may have accrued up to and including the close of business on the Closing Date.

    (b)   Were the distributions made on the basis of net assets?

          [X] Yes       [ ] No

    (c)   Were the distributions made PRO RATA based on share ownership?

          [X] Yes       [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The exchange ratio used for the Fund was determined by: (a) dividing the net asset value per share of the Fund Shares by the net asset value per share of Daily Access Fund Shares; and (b) multiplying the result thereof by the number of outstanding Fund Shares, all as of 1:00 p.m. Pacific time on the Closing Date.

    (e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in-kind?

          [ ] Yes       [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17. CLOSED-END FUNDS ONLY:

     Has the fund issued senior securities?

     [ ] Yes    [X] No

     If  yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:


18. Has the fund distributed ALL of its assets to the fund's shareholders?

     [X] Yes    [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes    [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?

     (SEE QUESTION 18 ABOVE)

     [ ] Yes    [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

          [ ] Yes       [ ] No


21.  Does  the fund have any outstanding  debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes    [X] No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          (i) Legal expenses: $65,331.00

          (ii) Accounting expenses: $10,000.00

          (iii) Other expenses (list and identify separately):

               (a) Costs of printing and mailing proxy statements and related documents: $235,343.00 (which consists of $166,344.00 for solicitation fees and $68,999.00 for printing and mailing proxy statements and related documents)

               (b) Assignment fees related to the assignment of certain loan participations:  $46,000.00

          (iv) Total expenses (sum of lines (i)-(iii) above): $356,674.00

    (b) How were those expenses allocated?

          The expenses incurred in connection with entering into and carrying out the provisions of the Plan were allocated one-quarter to the Fund, one-quarter to the Trust, on behalf of Daily Access Fund, and one-half to Franklin Advisers, Inc., the Fund's and Daily Access Fund's investment adviser.

    (c) Who paid those expenses?

         The expenses incurred in connection with entering in and carrying out the provisions of the Plan were paid one-quarter by the Fund, one-quarter by the Trust, on behalf of Daily Access Fund, and one-half by Franklin Advisers, Inc., the Fund's and Daily Access Fund's investment adviser.

    (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable.


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes    [X] No

     If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

     [X] Yes    [ ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     Franklin Resources, Inc., certain of its subsidiaries, including Franklin Advisers, Inc., and certain funds, including the Fund, current and former officers, employees, and directors, have been named in multiple lawsuits alleging violations of various securities laws and pendent state law claims relating to the disclosure of marketing support payments and/or payment of allegedly excessive commissions, and/or advisory or distribution fees, and seeking, among other relief, monetary damages, restitution, rescission of advisory contracts, including recovery of all fees paid pursuant to those contracts, an accounting of all monies paid to the named advisers, declaratory relief, injunctive relief, and/or attorneys' fees and costs. These lawsuits are styled as class actions or derivative actions and are as follows:

     Stephen Alexander IRA v. Franklin Resources, Inc., et al., Case No. 04-982 JLL, filed on March 2, 2004 in the United States District Court for the District of New Jersey; Tricarico v. Franklin Resources, Inc., et al., Case No. CV-04-1052 JAP, filed on March 4, 2004 in the United States District Court for the District of New Jersey; and Wilcox v. Franklin Resources, Inc., et al., Case No. 04-2258 WHW, filed on May 12, 2004 in the United States District Court for the District of New Jersey.

     The Fund is named in the above lawsuits, Stephen Alexander IRA, Tricarico, and Wilcox, all of which were consolidated for pretrial purposes into a single action in the United States District Court for the District of New Jersey, entitled "In re Franklin Mutual Funds Fee Litigation" (Case No. 04-cv-982 (WJM)(RJH)). Plaintiffs in those three lawsuits filed a consolidated amended complaint (the "Complaint") on October 4, 2004. Defendants filed a motion to dismiss the Complaint on November 19, 2004. On September 9, 2005, the court granted defendants' motion and dismissed the Complaint, with leave to amend certain claims.

     Management strongly believes that the claims made in each of the lawsuits identified above are without merit and intends to defend against them vigorously. Franklin Resources, Inc. cannot predict with certainty, however, the eventual outcome of these lawsuits.


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes    [X] No

     If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

          Franklin Floating Rate Daily Access Fund, a series of Franklin Investors Securities Trust

    (b) State the Investment  Company Act file number of the fund surviving the
         Merger: 811-04986

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          The Registration Statement of Franklin Investors Securities Trust, on behalf of Franklin Floating Rate Daily Access Fund, on Form N-14 (File No. 333-122360) was filed with the Commission via its EDGAR system on January 28, 2005 under the Securities Act of 1933, as amended. The Registration Statement included as an exhibit a form of Agreement and Plan of Reorganization between the Fund and Franklin Investors Securities Trust, on behalf of Franklin Floating Rate Daily Access Fund.

          On August 9, 2005, Franklin Investors Securities Trust, on behalf of Franklin Floating Rate Daily Access Fund, filed Post-Effective Amendment No. 1 to Form N-14 (File No. 333-122360) with the Commission via its EDGAR system under the Securities Act of 1933, as amended. The Registration Statement included as an exhibit the final Agreement and Plan of Reorganization between the Fund and Franklin Investors Securities Trust, on behalf of Franklin Floating Rate Daily Access Fund.

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Fund, (ii) he is a Vice President of the Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                  /s/DAVID P. GOSS
                                  ---------------------------------
                                  David P. Goss